MOTION PICTURE FINANCING AGREEMENT

This Financing Agreement is made as of [EFFECTIVE DATE] (this "Agreement"), by and among [INVESTOR NAME]   ("Financier") and **33 DAYS, LLC** a California limited liability company located at 509 N. San Gabriel Ave. Azusa, Ca 91702 (the "Production Company"), regarding an investment in the motion picture tentatively entitled "33 DAYS" (the "Picture") to be produced by the Production Company.

1.   CONDITIONS PRECEDENT. Production Company shall have no obligation hereunder to Financier unless and until:

   (a) Production Company receives an executed original of this Agreement between Production Company and Financier; and

   (b) Financier has funded one hundred percent (100%) of the Financier's Contribution (as such term is defined herein below).

2.   THE PICTURE.

   (a) Screenplay. The Picture shall be based upon an original screenplay written by Tony Gapastione, Brent McCorkle, David Holechek, and Daniel Holechek currently entitled "33 DAYS" (the "Screenplay") as such may be amended from time to time.

   (b) Budget. The all-in direct cost budget for the Picture, excluding soft costs, financing fees, third party commissions, marketing expenses, and deferments (the "Budget"), shall not exceed the amount of U.S. 2.5 Million Dollars ($2,500,000) unless Production Company shall have obtained Financier's prior written approval therefor.

   (c) Specifications. The Picture shall be: (i) between eighty-five (85) and one hundred and twenty (120) minutes, including main and end titles; (ii) shot in the English language; (iii) in color; and (iv) shall receive an MPAA rating no more restrictive than "R."

   (d) Producers. The Picture shall be produced by Edward Portillo, Tony Gapastione, Terry Lu, Roger Huang, and David Holechek. Production Company shall have the right to accord additional producer credits at their discretion.

   (e) Director. The Picture shall be directed by David Holechek and Daniel Holechek.

   (f) Ownership. Production Company shall own one hundred percent (100%) of all right, title and interest in and to the Picture, the copyright thereof and all allied.

3.   <u>PRODUCTION COMMITMENT</u>. Financier hereby agrees to provide Production Company with the amount of U.S. <u>$[AMOUNT]</u> in production financing for the Picture (the "Financier's Contribution"). Financier agrees to wire the Contribution to the Wefunder bank account pursuant to wire instructions provided by the Production Company and Wefunder Portal.

4.   <u>APPROVALS; DISTRIBUTION OF THE PICTURE; CREDIT</u>. Production Company shall have the sole right of approval with regards to all business, creative and distribution decisions in connection with the development, production, distribution and exploitation of the Picture, including without limitation, the right of "final cut" of the Picture. The Production Company shall use commercially reasonable efforts to cause the Picture to be exploited in all markets and media, so as to maximize the monetary return to be derived by the Picture. To that end, the Production Company shall endeavor to arrange for third parties to distribute and/or exploit the Picture on such commercially reasonable terms as the Production Company might be able to obtain. The Production Company shall be entitled to reimbursement out of such distribution proceeds of any reasonable direct out-of-pocket third-party costs or charges it might incur in connection therewith. Further, the Production Company shall have no obligation to itself distribute or exploit the Picture if it is unable to arrange for third parties to do so. Financier shall be accorded "Associate Producer" credit. The size, shape, color, duration, placement, prominence and all other aspects of said credit shall be at Producer's sole and absolute discretion. No casual or inadvertent failure to accord credit as specified above shall be deemed to be a breach of the Agreement and in no event shall Financier be entitled to injunctive or other equitable relief in connection with these provisions or to in any way enjoin or restrain the distribution or exhibition of the Picture or any part, portion or element thereof or any other rights of Producer.

5.   <u>RECOUPMENT OF INVESTMENT; PERCENTAGE SHARE OF DEFINED NET PROCEEDS</u>. In consideration of the Financier making the Contribution, the Financier shall be entitled to receive the following:

(a) <u>Recoupment</u>. An amount equal to one hundred twenty percent (120%) of Financier's Contribution, payable to Financier, if ever, out of the Gross Revenue (as defined in Exhibit "A") of the Picture.

(b) <u>Participation</u>. Fifty percent (50%) of one hundred percent (100%) of the Defined Net Proceeds (as defined below) of the Picture derived by the Production Company from the distribution and exploitation of the Picture, shall be distributed to all of the investors in the Picture in a manner pro rata based upon each investor' contribution (the "Financier's Share of the DNP").

(c)<u>Producer/Talent Participation</u>. The remaining fifty percent (50%) of one hundred percent (100%) of the Defined Net Proceeds shall be payable to the Production Company who shall bear all third party non-financier participations therefrom (the "Producer's Share of the DNP").

(d)Definition of Gross Revenue. The term "Gross Revenue" as used herein shall be defined in the attached Exhibit "A" and incorporated herein by reference.

(e) Distribution of Gross Revenue. The items listed on the attached Exhibit "A" shall be deducted on a continuing and cumulative basis from Gross Revenue of the Picture in the order listed on the attached Exhibit "A" (regardless of when paid or incurred).

(f) Statements: Statements will be provided to Financier by the collection account manager for the Picture. Payment of any sums due hereunder shall be made concurrently with the furnishing of such statement and each statement shall be furnished in accordance with the collection account management agreement and Financier shall be a party thereto. All amounts payable to Financier hereunder shall be subject to all laws and regulations now or hereafter in existence requiring deduction or withholdings for income or other taxes payable by or assessable against Financier. Production Company or the collection account manager shall have the right to make such deductions and withholdings and the payment thereof to the governmental agency concerned in accordance with its interpretation in good faith of such laws and regulations, and shall not be liable to Financier for the making of such deductions or withholdings or the payment thereof to the governmental agency concerned. In any such event Financier shall make and prosecute any and all claims which it may have with respect to the same directly with the governmental agency having jurisdiction in the premises. Financier will be made a beneficiary of the collection account management agreement.

(g) Accounting Records; Audit Rights: Production Company shall keep books of account relating to the distribution of the Picture (all of which are hereinafter referred to as "records"), which shall be kept on the same basis and in the same manner and for the same periods as such records are customarily kept by Production Company. Financier may, at its own expense, audit the applicable records at the place where Production Company maintains the same in order to verify earnings statements rendered hereunder. Any such audit shall be conducted only by a reputable certified public accountant during reasonable business hours in such manner as not to interfere with Production Company's normal business activities. In no event shall an audit with respect to any earnings statement commence later than twenty-four (24) months from the rendition of the earnings statement involved; nor shall any audit continue for longer than thirty (30) consecutive business days; nor shall audits be made hereunder more frequently than once annually; nor shall the records supporting any earnings statement be audited more than once. All earnings statements rendered hereunder shall be binding upon Financier and not subject to objection for any reason unless such objection is made in writing, stating the basis thereof in specific detail and delivered to Production Company within twenty-four (24) months from rendition of the earnings statement, or if an audit is commenced prior thereto, within thirty (30) days from the completion of the relative audit; if Financier's objections are not resolved amicably, Financier's objections shall be deemed waived unless Financier maintains or institutes an action or proceeding within six (6) months after the expiration of said twenty-four (24)-month period. If Production Company, as a courtesy to Financier, shall include cumulative figures in any earnings or other statement, the time within which Financier may commence any audit or make any objection in respect of any statement shall not be enlarged or extended thereby. Financier's right to examine Production Company's records is limited to the Picture, and Financier shall have no right to examine records relating to Production

Company's business generally (including, but not limited to, overall deals, cash logs, trial balances, general ledgers and financial statements) or with respect to any other motion picture for purposes of comparison or otherwise.

6.   PUBLICITY LIMITATIONS. Financier shall not issue, release, authorize or in any way participate in any publicity, press releases, interviews, advertisements or promotional activities relating to Production Company, the Picture or Financier's financing hereunder without the prior written consent of Production Company in each instance, except personal publicity in which the Picture is only incidentally mentioned ("Personal Publicity"). No publicity issued by Financier, whether Personal Publicity or otherwise, shall contain derogatory mention of Production Company, the Picture, or the financing being provided by Financier hereunder or others in connection with the Picture. Financier shall not disclose any confidential information with respect to Production Company or the Picture (including, without limitation, the budget thereof or the terms of any contracts for services of persons engaged in connection with the Picture) without Production Company's prior written consent in each instance, except as needed to Financier's attorney or other business representatives and except as may be required by law or to comply with a court order.

7.   REPRESENTATIONS AND WARRANTIES.

(a)   The Production Company hereby represents and warrants to the Financier that:

(i)   Powers and Authority. Financier, as individuals, have all necessary rights and title to enter into and perform this Agreement and the transactions contemplated hereby or referred to herein and has taken all necessary action to authorize the entry into and performance of this Agreement and such transactions.

(ii)   Legal Validity. This Agreement constitutes a legal, valid and binding obligation of the Production Company and is in proper form for enforcement against it.

(iii)   Non-conflict with Laws. The entry into and performance of this Agreement and the transactions contemplated hereby do not and will not conflict with any existing law or regulation or any official or judicial order, its formation documents or any agreement or document to which it is a party or which is binding upon it or any of its assets.

(iv)   Without limiting the generality of the foregoing, the Production Company represents and warrants that there are not now any liens (other than customary guild liens), claims, encumbrances, legal proceedings, restrictions, agreements or understandings which might conflict or interfere with, limit, derogate from, or be inconsistent with or otherwise affect any of the provisions of this Agreement or any of the representations or warranties of the Production Company contained herein, including without limitation, any UCC filings, copyright assignments or other liens, inconsistent herewith or offsets or other costs charged against the Picture by any distributor(s) pursuant to cross-collateralization agreements or otherwise.

(v)   Consents. All authorizations, approvals, consents, licenses, exemptions, filings, registrations, notarizations and other matters, official or otherwise, required by the Production Company or advisable in connection with the entry into, performance, validity and enforceability of this Agreement and the transactions contemplated hereby by the Production Company have been obtained or effected and are in full force and effect (other than the registration of security interests to be created pursuant hereto).

(vi)   Litigation. No litigation, arbitration or administrative proceedings are threatened or, to its knowledge, pending which call into question the validity or performance of its obligations hereunder.

(vii)   Copy Documents. Each copy of any document delivered to Financier (or its attorneys) by or on behalf of the Production Company under or in connection with this Agreement and/or any prior negotiation between the Production Company and Financier constitutes a true and complete copy of the document of which it purports to be and all facts, circumstances and other documents which might materially affect their interpretation have been disclosed in writing to Financier.

(viii)   Material Information. All information which might be material to a person assuming the obligations and acquiring the rights assumed and acquired by Financier pursuant to this Agreement has been disclosed in writing to Financier and there are no facts or circumstances which might make such information misleading or inaccurate.

(ix)   Survival. The Production Company's warranties and representations are of the essence of this Agreement and shall survive the early termination hereof. None of the Production Company's warranties and representations shall in any way be limited by reason of any investigation made by Financier or on behalf of Financier regarding said warranties and representations.

(b)   Financier hereby represents and warrants to Production Company as follows:

(i)   Powers and Authority. Financier, as individual, have all necessary rights and title to enter into and perform this Agreement and the transactions contemplated hereby or referred to herein and has taken all necessary action to authorize the entry into and performance of this Agreement and such transactions.

(ii)   Claims. There is no matter, litigation, tax claim, proceeding or dispute pending or threatened against or affecting Financier or its property, the adverse determination of which might materially and adversely affect Financier's financial condition or operations or impair Financier's ability to perform its obligations hereunder.

The execution, delivery and performance by Financier of this Agreement will not contravene any agreement, contract or other instrument to which it is a party or by which it or its property may be bound.

No rep/warranty related to Reg CF, specifically the investor stating that they have not exceeded the maximum annual limits or that they've had access to material information to make an investment decision

8.   INDEMNIFICATION.

(a)   Financier shall indemnify, defend and hold Production Company, its licensees, distributors and assigns, and the directors, officers, employees, contractors, attorneys and agents of the foregoing, harmless from third party claims, liabilities, damages, costs and reasonable outside legal fees (collectively, "Claims") arising from any breach by Financier of any representation, warranty or agreement made by Financier hereunder or otherwise in connection with the Picture.

(b)   Subject to Financier's indemnification obligations set forth above, and excluding any negligence and/or intentional wrongful act by Financier (or any of them), Production Company shall defend, indemnify and hold Financier harmless from all Claims arising from any breach of Production Company's representations, warranties or agreements hereunder or from Production Company's development, production, distribution and/or exploitation of the Picture and/or any element thereof.

9.   INSURANCE. Production Company shall cause Financier to be added as an additional insured on Production Company's policies of general liability and errors and omissions insurance with respect to the Picture, in accordance with the terms and subject to the conditions and limitations of such policies.

10.   ASSIGNMENT. Financier may not transfer its rights, liabilities or obligations or requirements hereunder. Production Company shall have the right to assign this Agreement, and any rights and obligations in connection therewith; provided that if such assignment is other than to a third-party distributor, studio, network, or other similar financially responsible party, Production Company shall remain secondarily liable; and provided further that such assignment is in writing and such assignee executes a written assumption of Production Company's obligations to Financier hereunder.

11.   NOTICES. All notices hereunder shall be in writing and shall be served by personal delivery to Financier or the Production Company, as the case may be, or by facsimile transmission, with a copy sent by U.S. Mail or by registered or certified mail, return receipt requested, or by telegram, addressed as follows:

To Financier:

        Address provided by Wefunder

To the Production Company:

        33 Days, LLC
        509 N. San Gabriel Ave.
        Azusa, Ca 91702

With a courtesy copy to:

Charles M. Barsamian Law Firm of New York, PLLC
405 W. 23rd Street
Suite 8J
New York, NY 10011

Either party may change its address at any time by written notice to the other party.

12.   COMPLIANCE WITH SECURITIES LAWS/ADVISED OF RISKS. Production Company hereby acknowledges and agrees that Financier is committing to provide production financing to Production Company for the Picture. Nonetheless, in the event this Agreement is construed as a security, the parties acknowledge and agree that this Agreement is expressly conditioned on full compliance by all parties with all applicable state and federal securities laws and that Production Company has not solicited or offered for sale any securities to Financier, nor provided any documents which are intended or shall be construed as solicitations, advertisements and/or offers for sale, and that should this Agreement be construed as a security, that the parties intend to rely on exemptions from qualification under California securities laws and exemptions from registration under federal securities laws. Financier has been advised to seek independent legal counsel before making this commitment and fully understands, and can withstand, that there is an extremely high risk of loss associated with making the Financier Contribution to Production Company, that not every Picture that gets financed gets completed, that the Picture, if completed, may generate insufficient revenues to repay all or part of the Financier Contribution, and that Financier will provide the Financier Contribution to Production Company for use in connection with the development and the production of the Picture. Financier acknowledges that no assurances, guaranties, representations or warranties have been given that, if all of the Financier Contribution is provided to Producer that the Picture will be produced, and that if the Picture is produced, that there will be any recoupment and/or Gross Revenue and/or Defined Net Proceeds will be realized, and that Financier is not relying and has not relied on any statements, representations or warranties of any person or entity in making the decision to provide the Financier Contribution to Production Company. Financier is sophisticated in investment and business matters and is knowingly, voluntarily and intelligently agreeing to provide the Financier Contribution. Principals of Production Company may also serve in other roles regarding the Picture (e.g., individual producer, writer, director, etc.) and Financier consents to any conflict of interest resulting from relationships and interests with respect to the Picture.

13.   STATUS OF PARTIES; NO UNIONS. Production Company, on the one hand, and Financier, on the other hand, are independent contractors with respect to each other. Nothing herein shall create any association, partnership, joint venture or agency relationship between the parties. No union, labor organization and/or collective bargaining agreement shall apply to this Agreement.

14.   FURTHER INSTRUMENTS. Financier shall duly execute, acknowledge and deliver to Production Company or cause to be executed, acknowledged and delivered to Production Company, any and all instruments which Production Company may deem necessary to carry out and effectuate the purposes and intent of this Agreement which are consistent herewith. In the event Financier fails to execute any such instrument after good faith opportunity to review [not to exceed five (5) business days] and provide comments thereto, Financier hereby irrevocably appoints Production Company as Financer's attorney-in-fact, which appointment shall be deemed a power coupled with an interest and is irrevocable,

with full rights of substitution and delegation, to execute any such instruments in Financier's name and on Financier's behalf. Production Company shall provide Financier with copies of any such documents so executed.

15. <u>FINANCIER'S REMEDIES</u>. In the event of breach of this Agreement by Production Company or in the event of any dispute with Production Company regarding this Agreement, Financier's remedies shall be limited to seeking damages at law subject to the limitations set forth herein and in no event shall Financier have any equitable remedy hereunder, including, without limitation, the right to seek injunctive relief against Production Company and/or the Picture, any element thereof and any allied and ancillary rights thereto.

16. <u>ARBITRATION</u>. Any and all controversies, claims or disputes arising out of or related to this Agreement or the interpretation, performance or breach thereof, including, but not limited to, alleged violations of state or federal statutory or common law rights or duties, and the determination of the scope or applicability of this agreement to arbitration ("Dispute"), except as set forth in subparagraphs 16 (ii), below, shall be resolved according to the procedures set forth in subparagraph 16 (i) below, which shall constitute the sole dispute resolution mechanism hereunder:

    (i) In the event that the parties hereto are unable to resolve any Dispute informally, then such Dispute shall be submitted to final and binding arbitration. If such Dispute is governed by an agreement with a union or guild to which both Financier is a member and Production Company is a signatory, then the Dispute shall be initiated and conducted according to such union or guild's basic agreement, or if not applicable, the arbitration shall be initiated and conducted according to either the JAMS Streamlined (for claims under $250,000) or the JAMS Comprehensive (for claims over $250,000) Arbitration Rules and Procedures, except as modified herein, including the Optional Appeal Procedure, at the Los Angeles office of JAMS, or its successor ("JAMS") in effect at the time the request for arbitration is made (the "Arbitration Rules"). The arbitration shall be conducted in Los Angeles County before a single neutral arbitrator appointed in accordance with the Arbitration Rules. The arbitrator shall follow California law and the Federal Rules of Evidence in adjudicating the Dispute. The parties waive the right to seek punitive damages and the arbitrator shall have no authority to award such damages. The arbitrator will provide a detailed written statement of decision, which will be part of the arbitration award and admissible in any judicial proceeding to confirm, correct or vacate the award. Unless the parties hereto agree otherwise, the neutral arbitrator and the members of any appeal panel shall be former or retired judges or justices of any California state or federal court with experience in matters involving the entertainment industry. If either party refuse to perform any or all of its obligations under the final arbitration award (following appeal, if applicable) within thirty (30) days of such award being rendered, then the other party may enforce the final award in any court of competent jurisdiction in Los Angeles County. The parties agree that the United States District Court for the Central District of California or the Los Angeles Superior Court is appropriate courts within which to enforce each award. The party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorney's fees, incurred in enforcing the award, to be paid by the party against whom enforcement is ordered.

    (ii) <u>Other Matters</u>. Any Dispute or portion thereof, or any claim for a particular form of relief (not otherwise precluded by any other provision of this agreement), that may not be arbitrated pursuant to applicable state or federal law may be heard only in a court of competent jurisdiction in Los Angeles County. The parties agree that the United States District Court for the Central District of California or the Los Angeles Superior Court are appropriate courts within which to hear such matters.

17. ATTORNEY'S FEES. If any legal action, arbitration or other proceeding is brought for the enforcement of this Agreement, or because of any dispute, alleged breach, default or misrepresentation in connection with this Agreement, the successful or prevailing party shall be entitled to recover reasonable outside attorneys' fees and other costs that it incurred in that action, arbitration or other proceeding, in addition to any other relief to which it may be entitled. No part of any cost or fee described in this Paragraph shall be factored into the calculation of Gross Revenue required to be paid to Financier hereunder.

18. GOVERNING LAW AND VENUE. This Agreement is to be governed and construed in accordance with the laws of the State of California applicable to contracts made and to be performed wholly within such state, and without regard to the conflict of laws principles thereof.

19. GENERAL. Captions appearing at the commencement of paragraphs hereof are descriptive only and are for convenience and shall not be construed as part of this document. Each provision of this Agreement performable by either party hereto shall be deemed both a covenant and a condition. This Agreement is to be deemed to have been prepared jointly by the parties hereto and if any inconsistencies or ambiguities exist herein, it shall not be interpreted or construed against any party as the drafter. All of the terms and provisions contained herein shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns. This Agreement shall in no event be construed as a third-party beneficiary contract and is not intended for the benefit of any person or company whomsoever except the parties hereto. No waiver by one party of a breach or default by the other party shall be deemed to be a waiver of any preceding, continuing or succeeding breach of the same or any other provision of this Agreement. This Agreement may be executed in any number of counterparts, by manual or facsimile signatures, each of which will be an original, but all of which together will constitute one and the same agreement.

20. ENTIRE AGREEMENT. This Agreement sets forth the entire understanding of the parties regarding the subject matter hereof and supersedes all prior oral or written agreements between Financier and Production Company and shall not be modified or amended except by a document in writing signed by both Financier and Production Company. Unless and until this Agreement is modified or amended by the parties hereto in writing, if ever, this Agreement shall be binding upon the parties. Each party acknowledges that no representation or warranty not expressly set forth in this Agreement has been made or relied upon by the other party.

[SIGNATURES INTENTIONALLY LEFT TO FOLLOW ON NEXT PAGE.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

33 Days LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]
_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT "A"

Gross Revenue / Distribution of Gross Revenue; Defined Net Proceeds
Definitions

For the purposes of this Agreement:

1. **"Gross Revenue"** shall be defined as all non-refundable amounts actually received by or irrevocably credited to 33 Days, LLC ("Producer") (or its affiliates) from the worldwide distribution or exploitation of the Picture, including without limitation profits derived from the exploitation of the Picture in any and all media and all of the Picture's subsidiary and ancillary rights (to the extent retained by Producer), from all sources including, without limitation, the net benefits of any tax credits or subsidies (after deduction there-from of amounts actually paid, or fees or other costs actually incurred by Producer in connection with securing such amounts) which are not utilized to pay for the Picture's production costs and all rights therein (but excluding subsequent productions). For clarification purposes, Gross Revenue shall not include monies retained by third parties and not received by or irrevocably credited to Producer or its affiliates such as collection account manager fees and costs, sales agent fees and costs, any monies to pursuant to any collective bargaining agreements, studio distribution fees and the like which are permitted below. There shall be no double deductions. Costs which are permitted to be deducted under separate provisions of this Exhibit "A" shall only be deducted once.

2. **"Distribution of Gross Revenue"**. The following shall be deducted on a continuing and cumulative basis from Gross Revenue of the Picture in the following order (regardless of when paid or incurred):

> (i) distribution fees and expenses actually paid to or retained by third party distributors, if any; and

> (ii) customary off-the-tops, including (without limitation) checking, collection and conversion costs, taxes, trade dues, and any accounting or other professional service costs incurred in connection therewith; and

> (iii) collection agent fees and expenses payable to third party collection account managers; and

> (iv) all applicable union and/or guild residuals, re-use fees, and similar mandatory payments paid to entertainment industry unions or guilds; and

> (v) sales agent fee(s), costs, and marketing expenses; and

> (vi) repayment to lenders of senior debt; and

> (vii) repayment to lenders of subordinated debt; and

> (viii) repayment to equity investors (including Financier) of their principal sums of investment plus interest on a *pari passu*, "most favoured nations basis"; and

> (ix) any amounts actually paid as deferments or reimbursements to cast, crew, producers, and/or other third parties rendering services and/or granting rights in connection with the Picture; and

> (x) reasonable reserves to be held for a reasonable period of time, not to exceed one (1) year, to address applicable contingencies.

3. **"Defined Net Proceeds"**. Any Gross Revenue which remains following the Distribution of Gross Revenue as set forth above shall be deemed Defined Net Proceeds and paid on a most favoured nations basis and a *pari passu* basis with all other participants of Defined Net Proceeds.